                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                      Global Realty Management Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37938U 20 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Aubrey Earl Swift
                              2715 S. Southern Oaks
                              Houston, Texas 77068
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 37938U 20 1

-------------------- --------------------------------------------------------------------------------------------------------
                 1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
                     Aubrey Earl Swift
-------------------- --------------------------------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     Not Applicable                                                                             (a)   /  /
                                                                                                                (b)   /  /
-------------------- --------------------------------------------------------------------------------------------------------
                 3.  SEC Use Only
-------------------- --------------------------------------------------------------------------------------------------------

                 4.  Source of Funds            OO
-------------------- --------------------------------------------------------------------------------------------------------

                 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                /  /
-------------------- --------------------------------------------------------------------------------------------------------

                 6.  Citizenship or Place of Organization            United States
-------------------- --------------------------------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power           6,601,668 (see Item 5)
   Beneficially      ------ -------------------------------------------------------------------------------------------------
     Owned by
       Each             8.  Shared Voting Power         8,108,668 (see Item 5)
     Reporting       ------ -------------------------------------------------------------------------------------------------
      Person
       With             9.  Sole Dispositive Power      1,466,668
                     ------ -------------------------------------------------------------------------------------------------

                       10.  Shared Dispositive Power    None
-------------------- ------ -------------------------------------------------------------------------------------------------

                11.  Aggregate Amount Beneficially Owned
                     by Each Reporting Person                             8,108,668
-------------------- --------------------------------------------------------------------------------------------------------

                12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                   /  /
-------------------- --------------------------------------------------------------------------------------------------------

                13.  Percent of Class Represented by Amount in Row (11)                62.34%
-------------------- --------------------------------------------------------------------------------------------------------

                14.  Type of Reporting Person (See Instructions)            IN
-------------------- --------------------------------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.001 per share, of Global Realty Management Group, Inc., a Florida corporation, or GRMG. The principal executive offices of GRMG is located at 16825 Northchase Drive, Suite 630, Houston, Texas 77060.

ITEM 2.      IDENTITY AND BACKGROUND

         (a) This statement is filed by Aubrey Earl Swift.

         (b) Mr. Swift's address is 2715 S. Southern Oaks, Houston, Texas 77068.

         (c) Mr. Swift is one of the directors of GRMG.

         (d) Mr. Swift has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Swift has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Mr. Swift is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Swift acquired his securities in exchange for his shares of common stock in Excalibur Holdings, Inc., a Texas corporation, pursuant to an Agreement and Plan of Merger dated March 21, 2002 by and among GRMG, GRMG Acquisition Corp., Excalibur and a shareholder of GRMG. Pursuant to the Agreement and Plan of Merger, the common shareholders of Excalibur received an aggregate of 11,633,699 shares of common stock of GRMG in exchange for their shares of Excalibur, an amount which represented approximately 91% of the issued and outstanding common stock of GRMG. Subsequent to the closing of the merger, Mr. Swift became a director of GRMG. Excalibur now exists as a whole-owned subsidiary of GRMG.

ITEM 4.      PURPOSE OF TRANSACTION

         See item 3, above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of common stock to which this
Schedule 13D relates is 8,101,668 shares, representing approximately 62.34% of the 12,995,770 shares of GRMG common stock deemed to be outstanding as of April 8, 2002.

         (b) Mr. Swift has voting power over 6,601,668 shares of common stock and shared voting power over 1,500,000 shares of common stock. Mr. Swift has sole dispositive power over 1,466,668 shares of common stock which he owns or has a right to acquire within 60 days.

         (c)  See Item 3, above.

         (d)  Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Shareholders of GRMG holding an aggregate of 5,135,000 shares of GRMG common stock have granted an irrevocable proxy with respect to all such shares of common stock to Mr. Swift.

         In addition, Mr. Swift has entered into a Shareholder's Voting Agreement with respect to all of his shares of common stock. Under the terms of the voting agreement, Mr. Swift agrees to vote the shares held by Mr. Swift and those shares which Mr. Swift has a proxy to vote in favor of William S.H. Stuart, Mr. Flemming, Mr. Swift, Dwayne Lewis and Frank X. Marshik to serve as directors of GRMG whenever the election of the directors of GRMG is submitted to the shareholders for its or their vote or consent. The parties to the voting agreement agree not to vote for Mr. Swift or Mr. Marshik until they each respectively notify the other parties of his desire to become a director.





ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1--Form of Irrevocable Proxy

         Exhibit 2 - Shareholder's Voting Agreement




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2002








AUBREY EARL SWIFT


/s/ Aubrey Earl Swift
---------------------

                                  EXHIBIT INDEX



Exhibit No.                                                        Description
----------                                                         -----------
1                  Form of Irrevocable Proxy
2                  Shareholder's Voting Agreement

                                    EXHIBIT 1

                                IRREVOCABLE PROXY
                      AND SPECIAL DURABLE POWER OF ATTORNEY

         The undersigned, being the record owner of ______ shares of the $.001 par value common stock ("Common Stock") of EXCALIBUR HOLDINGS, INC., a Texas corporation (the "Corporation"), has executed this Irrevocable Proxy and Special Durable Power of Attorney (hereinafter, this "Irrevocable Proxy"), and by such execution does hereby constitute and appoint A. EARL SWIFT (sometimes hereinafter referred to as "Swift") of Houston, Harris County, Texas, my true and lawful agent and attorney-in-fact for me and in my name, place, and stead, from the date hereof, until the earlier of: (i) November 15, 2002 or (ii) the date that the Community Bank & Trust Company ("Community Bank") releases that certain Assignment of Deposit Account executed by Swift, dated on or about November 7, 2001, as security for the Community Bank Loan (hereafter defined) (such period constituting and being referred to as the "Term" of this Irrevocable Proxy), to vote as my sole proxy (WHICH PROXY SHALL BE IRREVOCABLE) all of the Common Stock, at any and all meetings, regular or special, and in all written consents in lieu of meetings of (or which include) the shareholders of the Corporation or any adjournments thereof which may be held. It is agreed that such Assignment of Deposit Account shall not be deemed "released" unless Swift is allowed total control over such Deposit Account (subject only to such Deposit Account maturing) without having any liability with respect to the Community Bank Loan. The subject matter with respect to which this Irrevocable Proxy is granted consists of all purposes and all circumstances requiring or permitting a vote of the shareholders of the Corporation, giving and granting to Swift all the powers the undersigned would possess if personally present or participating in such vote or executing any such written consent. Attendance at any such meeting by the undersigned shall not revoke the proxy hereby given by the undersigned. The "Community Bank Loan" shall mean that certain promissory note dated on or about November 7, 2001, in the original principal amount of $600,000.00 with the Corporation, as maker, payable to the order of Community Bank.

         During the Term, Swift is also hereby granted a power of attorney pursuant to which such party, as attorney-in-fact, shall be and is hereby authorized to sign (in the name of and in behalf of the undersigned party granting such proxy) all consents, documents, instruments and forms necessary or appropriate for implementing the decisions resulting from any exercise of the powers granted to Swift under this Irrevocable Proxy.

         THIS IRREVOCABLE PROXY SHALL BE DEEMED COUPLED WITH AN INTEREST AND IS IRREVOCABLE AND THE UNDERSIGNED RETAINS NO RIGHT TO REVOKE OR CANCEL OR MODIFY THIS IRREVOCABLE PROXY, AND SHALL CONTINUE IN FULL FORCE AND EFFECT IN THE EVENT OF, AND SHALL NOT BE AFFECTED BY, MY SUBSEQUENT DISABILITY OR INCAPACITY. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS IRREVOCABLE PROXY AND POWER OF ATTORNEY IS

GIVEN IN CONSIDERATION OF THE CONTINUED PERFORMANCE BY SWIFT OF HIS DUTIES AND OBLIGATIONS TO THE COMPANY AS AN OFFICER AND DIRECTOR THEREOF.

         DATED to be effective November , 2001.



                                                   /S/
                                                   -----------------------------

                                    EXHIBIT 2

                         SHAREHOLDERS' VOTING AGREEMENT
                         ------------------------------

         This SHAREHOLDERS' VOTING AGREEMENT (this "Agreement") dated as of November 27, 2001, executed by and among THE ROBERT AND MARY STUART IRREVOCABLE TRUST (the "Trust"), MATTHEW C. FLEMMING, INDIVIDUALLY ("Flemming"), A. EARL SWIFT, INDIVIDUALLY ("Swift"), DWAYNE LEWIS, INDIVIDUALLY ("Dwayne"), and DEBRA LEWIS, INDIVIDUALLY ("Debra") (collectively, hereinafter referred to as the "Shareholders" or individually as a "Shareholder"), and joined by EXCALIBUR HOLDINGS, INC., a Texas corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, on the date hereof, each of the Shareholders owns the number of shares of common stock of the Company ("Common Stock") set forth on Schedule A attached hereto, which lists all shareholders of the Company; and

         WHEREAS, each of the Shareholders wishes to agree with the other that each Shareholder will vote all of its, his, or her own shares of Common Stock in favor of William S.H. Stuart ("Stuart"), Flemming, Swift, and Dwayne in elections for directors of the Company;

         NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE 1
                    STATUS AS SHAREHOLDERS' VOTING AGREEMENT

         1.1 ARTICLE 2.30B OF THE TEXAS BUSINESS CORPORATION ACT. This Agreement is intended to constitute a shareholders' voting agreement pursuant to Article 2.30B of the Texas Business Corporation Act ("Article 2.30B"), and shall be enforceable in accordance with the terms hereof.

         1.2 COPY OF AGREEMENT SHALL BE FILED WITH COMPANY. As required by
Article 2.30B, the Shareholders shall cause an executed copy of this Agreement to be filed at the principal place of business or registered office of the Corporation.

         1.3 SHARES SUBJECT HERETO. This Agreement shall apply to all shares of the Common Stock presently owned by the Shareholders, as listed on Schedule A attached hereto, and to all Common Stock hereafter acquired by the Shareholders whether it be by sale, transfer, pledge, or gift.

                                    ARTICLE 2
                     AGREEMENT TO VOTE SHARES FOR DIRECTORS

         2.1 OWNERSHIP OF SHARES OF COMMON STOCK. Each of the Shareholders hereby represents and warrants that, as of the date hereof, such Shareholder:
(i) is the record and beneficial owner, free and clear of any security interests, pledges, liens, charges or encumbrances (except as to the Trust and Flemming who each have executed an Irrevocable Proxy in favor of Swift [collectively, the "Swift Proxies"]), of the shares of Common Stock set forth opposite such Shareholder's name on Schedule A attached hereto and made a part hereof for all purposes and has good and indefeasible title thereto, (ii) has the right, power, authority, and capacity to enter into this Agreement, and
(iii) by such Shareholder's execution, delivery, and performance of this Agreement, will not violate or breach any instrument, agreement, or contract to which such Shareholder is a party or by which such Shareholder is bound.

         2.2 VOTING OF SHARES OF COMMON STOCK. Each of the Shareholders hereby agrees to designate, and to vote all of the shares of Common Stock which each Shareholder may now or hereafter beneficially own (or have a proxy to vote), directly or indirectly, in favor of Stuart, Flemming, Swift, and Dwayne to serve as a director of the Company whenever the election of directors of the Company is submitted to the Shareholders for its or their vote, whether at a meeting of the Company's shareholders or in the form of a written consent proposed to be executed by the Company's shareholders in lieu of a meeting.

         2.3 LIMITATION ON REMOVAL OF DIRECTORS. The Shareholders agree not to vote its or their shares to remove a director designated in accordance with this Agreement without the prior written consent of all of the other Shareholders.

         2.4 SWIFT AND FRANK MARSHIK ("MARSHIK") AS DIRECTORS. The Shareholders agree not to vote for Swift as a Director of the Company until Swift notifies the other Shareholders of his desire to become a Director. Also, the Shareholders agree to amend this Agreement to include Marshik as one of the Shareholders executing this Agreement and to include him as one of the individuals for whom the Shareholders will vote as a Director once Marshik desires to become a Director. Therefore, once Swift has delivered notice of his desire to become a Director and Marshik joins in this Agreement, then there will be five (5) Directors of the Company.

                                    ARTICLE 3
                          LEGENDS ON SHARE CERTIFICATES

         3.1 RESTRICTIVE LEGEND ON STOCK CERTIFICATE. All certificates representing shares of Common Stock now owned or hereafter acquired by the Shareholders shall contain an appropriate reference on the face thereof to the following legend which shall be endorsed on the reverse side of each such certificate:

         These shares are subject to the provisions of a "Shareholders' Voting Agreement" and is dated effective November 27, 2001. A copy of thereof has been deposited with the Company at its principal office and will be provided upon request.

                                    ARTICLE 4
                            TERMINATION OF AGREEMENT

         4.1 TERMINATION OF AGREEMENT. This Agreement shall terminate automatically upon the first to occur of: (i) the bankruptcy or lawful dissolution of the Company, (ii) the merger or consolidation of the Company with another entity (where the surviving entity [whether or not such surviving entity is the Company] is not controlled, directly or indirectly, in the aggregate by the Shareholders), (iii) November 26, 2004, or (iv) the occurrence of any event which reduces the number of Shareholders to one (1). This Agreement may also be terminated by a written instrument signed by all of the Shareholders. "Control", "Controlled by", "under common Control", or any similar or related terminology means a person or entity has: (i) ownership of fifty percent (50%) or more of the stock ownership or equivalent beneficial ownership interest of a person or
(ii) the ability, directly or indirectly, to exercise fifty percent (50%) or more of the voting rights of the entity in question, whether through the ownership of voting rights, pursuant to a contract, or otherwise.

         4.2 REISSUANCE OF SHARE CERTIFICATES. Upon termination of this Agreement, the Shareholders shall be entitled to submit the certificates representing its or their shares of Common Stock to the Corporation for reissuance without the legends required by Article 3, above.

                                    ARTICLE 5
                                  MISCELLANEOUS

         5.1 NOTICES. All notices and other communications under this Agreement shall be given in writing and shall be deemed to have been delivered on the date personally delivered or on the date mailed, postage prepaid, by certified mail, return receipt requested, if addressed to the respective parties at the addresses set forth next to its or their signatures hereon. Each of the Shareholders hereto may designate a different address by providing written notice of such new address to the other Shareholder(s) hereto.

         5.2 SPECIFIC PERFORMANCE. Each Shareholder acknowledges that a remedy at law for any breach or attempted breach of this Agreement will be inadequate and agrees that the other Shareholder shall be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach. Each Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or any other equitable relief.

         5.3 BINDING EFFECT; PERMITTED AND PROHIBITED SALES. This Agreement shall be binding upon and inure to the benefit of the parties hereto and its or their respective heirs, executors, administrators, successors, and assigns. Subject to the terms of any agreement that may be subsequently entered into by the Shareholders and any additional holders of Common Stock, no Shareholder who desires to sell its, his, or her shares of Common Stock may sell such shares of Common Stock to any entity (the "Purchasing Party") unless, contemporaneously with such sale, the Purchasing Party, in writing, assumes and agrees to be bound by the terms and provisions of this Agreement.

         5.4 AGREEMENT TO BE FILED. Copies of this Agreement shall be filed in the principal office of the Company and shall be open to the inspection of the shareholders daily during business hours.

         5.5 FURTHER ASSURANCES. Each of the Shareholders agree to perform any further acts and execute and eliver any documents that each of the Shareholders hereto may deem reasonably necessary to carry out the provisions of this Agreement.

         5.6 SEVERABILITY. Each paragraph of this Agreement shall be viewed as separate and divisible, and if any paragraph shall be held to be invalid, the remaining paragraphs shall continue to be in full force and effect.

         5.7 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding among the Shareholders to the subject matter hereof and supersedes all prior understandings, written or oral, with respect to the subject matter hereof. This Agreement may be amended only by an instrument in writing executed by each of the Shareholders.

         5.8 CAPTIONS. The captions of the sections and paragraphs of this Agreement are for convenience of reference only and shall not restrict or modify any of the terms or provisions hereof.

         5.9 GOVERNING LAW, VENUE, AND ATTORNEYS' FEES. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to provisions relating to conflicts of law. The Shareholders expressly agree that if any legal action is brought by any Shareholder, the prevailing Shareholder in such legal action shall be entitled to recover from the other Shareholder(s) reasonable attorneys' fees in addition to any other relief that may be awarded. For purposes of this Section 5.9, the "prevailing Shareholder" shall be the Shareholder in whose favor final judgment is entered. If declaratory or injunctive relief alone is granted, the court may determine which, if any, Shareholder is the prevailing Shareholder. The amount of reasonable attorneys' fees shall be determined by the court.

         5.10 REMEDIES CUMULATIVE. The rights and remedies granted herein are cumulative and not exclusive of any other right or remedy granted herein or provided by law.

         5.11 COUNTERPARTS. This Agreement may be executed in multiple original counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

         5.12 MERGER OR CONSOLIDATION. If the Company is merged into or consolidated with another association or corporation or all or substantially all of the assets of the Company are transferred to another association or corporation, and as a result of such merger, consolidation, or transfer the Shareholders are owners of such new association or corporation, the term "Company" for all purposes of this Agreement shall be deemed to include such successor association or corporation.

         5.13 JOINDER OF THE COMPANY. The Company has joined in the execution of this Agreement to evidence its understanding and awareness of its terms and its agreement to comply with its terms as set forth herein.

         5.14 DRAFTING. All signatories hereto confirm that, with regard to all of the terms and provisions of this Agreement, he, she, or it has had and exercised the opportunity to confer with counsel and with every other person or advisor of its or their own choosing. Further, the parties acknowledge and agree that the law firm of Haynes and Boone, L.L.P. has represented only the Company in connection with this Agreement and has not represented any Shareholder in connection with this Agreement. The Shareholders acknowledge and confirm that each of his, her, its, or their respective attorneys have participated jointly in the review and revision of this Agreement and that it has not been written solely by counsel for one (1) party. The parties hereto therefore stipulate and agree that the rule of construction to the effect that ambiguities are to or may be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor either party against the other.

              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date and year first above written.

Address:                                    THE ROBERT AND MARY STUART
302 Walnut Street                           IRREVOCABLE TRUST
Bridgeville, Delaware  19933


                                            Matthew C. Davis, Trustee

Address:
18614 Resica Falls Lane                     /S/ Matthew C. Flemming
                                            ----------------------------------
Houston, Texas  77094                       Matthew C. Flemming, Individually

Address:
16825 Northchase, Suite 400                 /S/ A. Earl Swift
                                            ----------------------------------
Houston, Texas  77060                       A. Earl Swift, Individually

Address:
21 West Rachel                              /S/ Dwayne Lewis
                                            ----------------------------------
Bixby, Oklahoma  74008                      Dwayne Lewis, Individually

Address:
21 West Rachel                              /S/ Debra Lewis
                                            ----------------------------------
Bixby, Oklahoma  74008                      Debra Lewis, Individually

Address:                                    EXCALIBUR HOLDINGS, INC., a Texas
18614 Resica Falls Lane                     corporation
Houston, Texas  77094

                                            By: /S/ William S.H. Stuart
                                               ---------------------------------
                                            William S.H. Stuart, CEO